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                              December 27, 2022

       Feng Lin
       Chief Financial Officer
       Uxin Ltd
       1&3/F, No. 12 Beitucheng East Road
       Chaoyang District, Beijing 100029
       People   s Republic of China

                                                        Re: Uxin Limited
                                                            Form 20-F for the
Year Ended March 31, 2022
                                                            Correspondence
Filed December 14, 2022
                                                            File No. 001-38527

       Dear Feng Lin:

              We have reviewed your December 14, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 30, 2022 letter.

       Form 20-F for the Year Ended March 31, 2022

       Item 3. Key Information, page 3

   1. We note your response to comment 3. Please further revise your proposed disclosure on page 106 in Item 5 to
also discuss the transfers of cash between the former VIE and your
                                                        PRC subsidiaries that
you have included in your proposed disclosure on page 5. In this regard, it appears you
have only included disclosure regarding transfers of cash between the holding company and
the former VIE and your PRC subsidiaries. Lastly, please
                                                        include a specific
cross reference to the relevant disclosure in the summary risk factors in your proposed
disclosure on page 5.
 Feng Lin
FirstName
Uxin Ltd LastNameFeng Lin
Comapany27,
December  NameUxin
              2022 Ltd
December
Page 2    27, 2022 Page 2
FirstName LastName
2. We note your response to comment 4. Please revise to add in your revised disclosure on page 5 a cross reference to your revised disclosure on page 12 in your Summary of Risk
         Factors section.
3.       We note your response to comment 5 and reissue in part. Please revise to
         disclose whether any permissions or approvals have been denied with respect to the operation of your business. In this regard, we note your disclosure that you were not denied permission or approval from any other PRC government authority with respect to
         [y]our issuance or offering of securities to foreign investors. In addition, please clarify whether your revised list of requisite permissions and approvals, which
         includes registrations with local government authorities for used car dealers and vehicle maintenance, is exhaustive, and if not, please revise to disclose each permission or approval that you and your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer your securities to foreign investors.
Risk Factors
You may experience difficulties in effecting service of legal process..., page
28

4. Please revise your risk factor to disclose how many of your directors are located in
         Mainland China and Hong Kong. In this regard, it appears your disclosure only references your senior executive officers in Mainland China. Please also address the risks associated with the difficulty of effective service of process and collecting judgments in
         Hong Kong. In this regard, we note your disclosure only speaks to Mainland China, yet it appears you have subsidiaries in Hong Kong, and you disclosed in response to comment 6
         that one of the Company   s independent directors resides in Hong
Kong.
       Please contact Jennie Beysolow at 202-551-8108 or Taylor Beech at 202-551-4515 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Shu Du, Esq.